FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 10, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

       NOTICE OF REGULAR SHAREHOLDERS’ MEETING

“Pursuant to the Corporate Bylaws, Shareholders are hereby given notice of the Regular Shareholders’ Meeting of Petrobras Energía Participaciones S.A. to be held on September 24, 2004, at 3 p.m. at first call and at 4 p.m. at second call. The meeting shall be held at the principal office located at Maipú 1, second underground floor, Autonomous City of Buenos Aires, for the purpose of considering the following Agenda:

1°.  Approval of the resigning Director’s performance.

2°. Appointment of the Regular Director who shall replace the resigning Director.

3°. Appointment of two shareholders to sign the minutes.

In addition, Shareholders are hereby reminded that the Company’s Register of Book-entry shares is kept by Caja de Valores S.A., located at 25 de Mayo 362, Autonomous City of Buenos Aires. Therefore, in order to attend the meeting, shareholders shall obtain the corresponding evidence of the book-entry shares account issued by Caja de Valores S.A. to such effect and submit such evidence for registration thereof on the Book of Attendance to Meetings, at the principal office located at Maipú 1, Autonomous City of Buenos Aires, until September 20, 2004, from 9 a.m. to 6 p.m.. The Company shall provide the pertinent evidence of receipt for Shareholders to attend the Meeting”.

Note: Shareholders being companies incorporated abroad are hereby reminded that, according to Resolution 7/2003 of the Superintendency of Bodies Corporate, in order to attend the meeting they shall abide by Section 123, Law 19,550. In addition, according to Resolution 465/04 of the National Securities Commission, Shareholders and their proxies shall, at the time notice of attendance is given and attendance takes place, respectively,  furnish the following data: full name and National Identity Document or corporate name and registration data, as the case may be, and any other data specifically required thereunder.

Héctor Daniel Casal, ID (DNI) 11,875,775, acting as regular director of Petrobras Energía Participaciones S.A. pursuant to authorization granted under the minutes of the Board of Directors’ meeting held on 08.06.04 with sufficient powers to act as such, all of which I attest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/10/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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